Exhibit 99.1

Announcement 23 April 2026	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

AGM ADDRESS BY CHAIR RICHARD GOYDER AND CEO LIZ WESTCOTT

In accordance with the Listing Rules, please see attached announcement relating to the above, for release to the market.

Contacts:

INVESTORS	MEDIA

Vanessa Martin	Christine Abbott
M: +61 477 397 961	M: +61 484 112 469
E: investor@woodside.com	E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements. These statements may relate to Woodside’s business, goals, plans, targets, aspirations, expectations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding timing, completion and outcomes of transactions, constructions costs and capital expenditures, supply and demand for Woodside’s products, development, completion and execution of Woodside’s projects, the expected benefits, cash flows and rates of return or other future results of investments, strategies and transactions, the payment of future dividends and the amount thereof, future results of projects, operating activities and new energy products, expectations and guidance with respect to production, production costs and other costs, losses, capital expenditure, abandonment expenditure, exploration expenditure, and gas hub exposure, trends in commodity prices and currency exchange rates, adoption and implementation of new technologies and expectations regarding the achievement of Woodside’s Scope 1 and 2 greenhouse gas emissions targets and Scope 3 investment and emissions abatement targets (in each case on a net equity or gross equity basis as specified) and other climate and sustainability goals. All forward-looking statements contained in this announcement reflect Woodside’s views held as at the date of this announcement. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as “aim”, “anticipate”, “aspire”, “believe”, “enable”, “estimate”, “expect”, “forecast”, “foresee”, “guidance”, “intend”, “likely”, “may”, “objective”, “outlook”, “pathway”, “plan”, “position”, “potential”, “project”, “schedule”, “seek” “should”, “strategy”, “strive”, “target”, “will” and other similar words or expressions.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

Chair and CEO Addresses: 2026 Annual General Meeting

Richard Goyder and Liz Westcott

Thursday, 23 April 2026

Chair Richard Goyder

Good morning everyone, and a warm welcome to Woodside’s 2026 Annual General meeting.

I am informed that a quorum is present and formally declare the meeting open.

I also open the poll for voting on all items of business.

I would like to begin by acknowledging the Whadjuk people of the Noongar nation as the Traditional Custodians of the land on which we meet today, and pay my respects to Elders past and present.

Today’s event is a valuable opportunity for Woodside’s Board and management to hear directly from our shareholders and respond to your questions.

I am joined on stage this morning by our Chief Executive Officer and Managing Director, Liz Westcott, and Vice President and Group Company Secretary, Damien Gare.

Every member of Woodside’s Board of Directors is also here in the room.

Nick Henry and Leanne Hassell, representing our auditors, PwC, are also present today.

We will take shareholder questions on all items of business in one question and answer session.

Only shareholders, their attorneys, proxies and authorised company representatives are entitled to speak and vote at this meeting.

If you’re a shareholder or proxyholder joining online, please start submitting any questions now.

23 April 2026	2026 Annual General Meeting	1

You can do this through the same platform you are watching the webcast on.

Instructions for submitting written questions online are shown on screen now, and instructions for submitting verbal questions online will be shown shortly.

We try to take questions on a broad range of topics, so questions are not taken in the order in which they are received. Questions submitted online may be grouped together if there are multiple questions on the same topics. Given the volume of questions we receive, we may not get to answer every question.

Thank you.

Chair’s Address

On behalf of the Board, I would like to update you on Woodside’s progress as we position our company to meet growing energy demand and deliver long-term value to all our stakeholders.

Since I spoke to you at last year’s AGM, geopolitical tensions have worsened and global energy markets have become more volatile.

The Middle East conflict and its impacts on economies around the world – including here in Australia – has once again highlighted the critical importance of energy security, affordability and reliability.

Woodside has been, and is, a reliable supplier of energy which Australia and the world now needs more than ever.

In this complex and unpredictable environment, investors are looking for Woodside to build a profitable and resilient business that can deliver consistent, long-term returns.

And stakeholders are counting on Woodside to deliver our commitments by operating responsibly and sustainably, and contributing to local economies and communities.

I am pleased to report that Woodside continues to meet these expectations.

23 April 2026	2026 Annual General Meeting	2

In 2025 we achieved outstanding production and financial results, delivered strong sustainability performance, and continued setting the foundations for Woodside’s long-term success.

This includes the Board’s appointment last month of Liz Westcott as Woodside’s CEO and Managing Director.

We are delighted with Liz’s appointment, which followed a seamless transition process after Meg O’Neill departed Woodside in December to accept the role of CEO at bp.

Meg led with clarity and conviction during a transformative period for Woodside, and the Board thanks Meg for her valued contribution.

Liz has an exceptional track record of leadership and achievement across more than 30 years in the global energy industry. She is ideally suited to lead Woodside through our next phase of disciplined growth and value.

You will have seen our operating results in our annual report and ASX filings and so I won’t repeat the numbers here.

We have continued Woodside’s impressive track record of rewarding those who invest in our company, having now returned approximately $12 billion of dividends to shareholders since our merger with BHP’s petroleum business.

Importantly, we are delivering these returns while maintaining a strong balance sheet to invest in future growth and value creation.

Amid geopolitical uncertainty and a complex energy transition, countries around the world are increasingly prioritising energy security and affordability alongside decarbonisation.

Growth in demand for renewables is occurring alongside of – not in place of – increased consumption of oil and natural gas, which Woodside expects to remain essential energy sources for decades to come.

Woodside’s liquefied natural gas offers Asian economies a reliable and lower-carbon alternative to higher greenhouse gas emitting coal, which still accounts for 90% of the region’s power sector emissions.

23 April 2026	2026 Annual General Meeting	3

Our domestic gas provides a firming resource for intermittent renewables here in Australia and is a key energy source for the mining and manufacturing sectors that drive our national wealth.

In a volatile global environment, Australia has an important responsibility to remain a reliable energy supplier to regional trading partners. We also have a significant opportunity to develop new gas reserves that could underpin national energy security and sovereign capability.

We are proudly an Australian company which has – and continues to make – a significant contribution to our national wealth. We will continue to support our Australian customers and will invest for future growth, as long as the investment case stacks up.

An example of the investment is the $12.5 billion we and our partners are investing in the Scarborough Energy Project. We are yet to earn one dollar from making this huge investment, but it has generated more than 3000 local construction jobs, and it will provide enough energy for approximately eight million homes for 30 years.

Maintaining a stable fiscal and policy environment is critical to Australia achieving these goals. Importantly, that includes the tax regime in Australia.

Woodside’s climate approach balances ambition with discipline and achievability.

We have delivered our 2025 net equity Scope 1 and Scope 2 greenhouse gas emissions reduction target and are making good progress towards our 2030 target.

Woodside also continues to invest strategically in new energy products and lower-carbon solutions, including our Beaumont New Ammonia Project.

We are very disciplined with our investments in this area, carefully monitoring policy developments and staying closely aligned with customer needs.

As the Board sets the strategic framework for Woodside to deliver long-term value for our shareholders, we remain focused on succession planning to maintain the high standards of oversight and governance our shareholders rightly expect.

We have appointed seven new directors since 2020 with significant experience in areas that complement the expertise of our longer-serving directors.

23 April 2026	2026 Annual General Meeting	4

Today, we ask shareholders to elect Mr Mark Cutifani CBE as a Director.

Mark’s experience leading large global resource companies through periods of transformation and performance improvements will further strengthen the Board’s oversight of strategy, risk and long-term value creation. I commend Mark to you.

Four other directors standing for re-election today – Larry Archibald, Swee Chen Goh, Arnaud Breuillac, and Angela Minas – have proven themselves valued members of our Board with complementary skills and experience. I commend Larry, Swee Chen, Arnaud and Angela to you.

Finally, Ian Macfarlane retires from the Board at the conclusion of today’s meeting, following almost 10 years of invaluable service as a Director. The Board and I extend our sincere thanks to Ian, and wish him all the best for the future.

With these changes to our Board composition, I want to assure shareholders that we are mindful of The Corporations Act requirement for at least two directors of a public company to ordinarily reside in Australia. Woodside currently has three Directors that permanently reside in Australia: me, Liz Westcott and Ben Wyatt.

Can I close by thanking my fellow Board members, Liz and her leadership team, and everyone at Woodside for another outstanding year.

And most of all, I would like to thank you, our shareholders, for continuing to put your trust in Woodside.

I am very confident this trust will translate into long-term benefits as we build a resilient, cash-generative business that is well positioned to deliver enduring value.

As I hand over to Liz, please take a moment to watch this video highlighting our achievements over the past year.

CEO and Managing Director Liz Westcott

Hello everyone, and thank you for joining us in person and online.

23 April 2026	2026 Annual General Meeting	5

It’s a great pleasure to address our shareholders for the first time as Woodside’s CEO and Managing Director.

I am honoured to lead this great company, with highly talented people and a proud track record.

My focus as CEO, supported by our strong leadership team, is on disciplined delivery to our plan.

Creating long-term value for Woodside shareholders, maintaining safe and reliable operations, and executing major growth projects to budget and schedule.

As Richard noted, the conflict in the Middle East has caused significant disruption to global energy markets. We continue to monitor these events with concern for the people impacted.

It is a dramatic reminder that reliable and affordable energy remains key to global economic growth, and the quality of life we enjoy in countries like Australia.

As a secure and reliable supplier, with a flexible portfolio and trusted relationships, Woodside is well positioned to continue delivering for our customers.

In 2025 Woodside achieved outstanding operational and financial results.

By maximising performance of our high-quality assets, we delivered record annual production exceeding full-year guidance.

This was driven by the exceptional performance at Sangomar and world-class reliability at our operated Australian LNG assets.

We combined this with improved efficiency, reducing unit production costs by four percent from 2024.

We advanced major cash-generative projects to budget and schedule, setting the foundations for Woodside’s next chapter of long-term growth and value.

This included excellent progress on our Scarborough Energy Project, which remains on track for first LNG cargo in the fourth quarter of this year.

23 April 2026	2026 Annual General Meeting	6

We achieved first production at Beaumont New Ammonia and made strong progress on our Trion Project, which is targeting first oil in 2028.

And we took the final investment decision to develop the Louisiana LNG Project, positioning Woodside as a global LNG powerhouse.

Since that decision we’ve made great progress on the project, which is targeting first LNG in 2029.

Its value to Woodside has been reinforced through key infrastructure, offtake and gas supply agreements signed with high-quality global partners.

As nations around the world prioritise energy security and affordability alongside decarbonisation, Woodside is confident in ongoing demand for LNG as a reliable and flexible energy source.

Over the past year, Woodside has signed six new long-term LNG supply agreements with customers in Asia and Europe, some of which extend into the early 2040s.

Our quality global portfolio, and established marketing and shipping capabilities, position us well to meet growing demand and capture additional value as Scarborough and Louisiana LNG come on-line.

Woodside also remains a key supplier of reliable and affordable energy to Australian homes and businesses.

We supply 21% of Western Australia’s gas market, including to the state’s mining and minerals processing sectors. On the east coast, all of Woodside’s production is delivered locally, representing 19% of total supply.

To capitalise on growing energy demand and capture long-term value, we continue to actively manage our balance sheet and refine our portfolio.

Our agreement to assume operatorship of the Bass Strait assets, combined with our Chevron asset swap in Western Australia, will create economies of scale across our Australian portfolio.

23 April 2026	2026 Annual General Meeting	7

Our divestment of the Greater Angostura assets in Trinidad and Tobago also highlights Woodside’s disciplined approach to portfolio management and continued focus on cost control.

Strong sustainability performance underpins Woodside’s ability to deliver long-term value, both for our shareholders and communities in which we operate.

In 2025, we made good progress across key sustainability areas.

We delivered improved safety performance across our global portfolio, with no high-consequence injuries recorded.

We reduced gross equity Scope 1 and 2 greenhouse gas emissions – that is actual emissions at source without offsets – from the prior year, despite higher oil and gas production.

We also continued to demonstrate that when Woodside does well, the communities where we operate benefit.

Woodside spent $9.3 billion globally on goods and services in 2025, including almost $5.4 billion in Australia, supporting local employment and business opportunities.

And we contributed a further $2 billion Australian dollars in taxes, royalties and levies to Australian federal and state governments.

I would like to close by thanking everyone at Woodside for their impressive delivery over the past year. I am very proud to be leading such a capable and dedicated team.

I would also like to echo Richard’s thanks to our shareholders. We appreciate your continued investment, and are committed to delivering you consistent, long-term returns.

Woodside’s financial position is very strong, our operations are running reliably, our growth projects are progressing well, and we are running our business responsibly and sustainably.

I have every confidence in our ability to keep delivering strong results in 2026 and beyond.

Thank you.

23 April 2026	2026 Annual General Meeting	8